CUSIP NO. 585165103 13D/A


(1) Representing 2000 units of 12% Convertible Notes due 2006 (the "Recovery II Notes")owned and the right to acquire 400,000 shares of Common Stock upon the conversion of the Recovery II Notes. Also represents 666,666 shares of Common Stock owned. Voting and dispositive power is exercised through its sole general partner, T. Rowe Price Recovery Fund II Associates, LLC. See Item 5 below for additional information.

CHANG7818/2.909508v3
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                              ___________


                            SCHEDULE 13D/A
                            (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
        1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                       (Amendment No.    1    )1

                     Altiva Financial Corporation
                           (Name of Issuer)

                     Common Stock, $.01 par value
                    (Title of Class of Securities)

                               585165103
                            (CUSIP Number)

   Hubert M. Stiles, Jr., President, T. Rowe Price Associates, Inc.
           100 East Pratt Street, Baltimore, Maryland  21202
                            (410) 345-6703
      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                            August 31, 1999
        (Date of Event which Requires Filing of this Statement)

      If  the  filing  person has previously filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e),
13d-1(f) or 13d-1(g), check the following box    .
      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.
__________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. Rowe Price Recovery Fund II, L.P.
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  o
                                                            (b)  x
3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED o
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
               7     SOLE VOTING POWER
NUMBER OF            0 shares

SHARES         8     SHARED VOTING POWER
BENEFICIALLY         1,066,666 shares(1)
OWNED BY

EACH           9     SOLE DISPOSITIVE POWER
REPORTING            0 shares

PERSON        10     SHARED DISPOSITIVE POWER
WITH                 1,066,666 shares(1)

11   AGGREGATE   AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
     PERSON

     1,066,666 shares(1)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN x
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.3%

14   TYPE OF REPORTING PERSON *

     PN



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. Rowe Price Recovery Fund II Associates, L.L.C.

2    CHECK  THE  APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
     o                                                        (b)  x

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED o
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland
               7     SOLE VOTING POWER
NUMBER OF            0 shares

SHARES         8     SHARED VOTING POWER
BENEFICIALLY         1,066,666 shares(1)
OWNED BY

EACH           9     SOLE DISPOSITIVE POWER
REPORTING            0 shares

PERSON        10     SHARED DISPOSITIVE POWER
WITH                 1.066,666 shares(1)

11   AGGREGATE   AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
     PERSON

     1,066,666 shares(1)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN x
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.3%

14   TYPE OF REPORTING PERSON *

     OO (Limited Liability Company)



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. Rowe Price Associates, Inc.

2    CHECK  THE  APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
     x                                                        (b)  x

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED o
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland
               7     SOLE VOTING POWER
NUMBER OF            0 shares

SHARES         8     SHARED VOTING POWER
BENEFICIALLY         1,066,666 shares(1)
OWNED BY
EACH           9     SOLE DISPOSITIVE POWER
REPORTING            0 shares

PERSON        10     SHARED DISPOSITIVE POWER
WITH                 1,066,666 shares(1)

11   AGGREGATE   AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
     PERSON

     1,066,666 shares(1)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN x
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.3%

14   TYPE OF REPORTING PERSON *

     CO




1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hubert M. Stiles, Jr.

2    CHECK  THE  APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
     o                                                        (b)  x

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED o
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
               7     SOLE VOTING POWER
NUMBER OF            7,912 shares

SHARES         8     SHARED VOTING POWER
BENEFICIALLY         1,066,666 shares(1)
OWNED BY

EACH           9     SOLE DISPOSITIVE POWER
REPORTING            7,912 shares

PERSON        10     SHARED DISPOSITIVE POWER
WITH                 1,066,666 shares(1)

11   AGGREGATE   AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
     PERSON

     1,074,578 shares(1)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN x
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.4%

14   TYPE OF REPORTING PERSON *
     IN


      This Schedule 13D Amendment No. 1 ("Amendment No. 1) is an amendment to the Schedule 13D that was filed with the Securities and Exchange Commission ("SEC") on July 10, 1998 (the "Original 13D") on behalf of T. Rowe Price Recovery Fund II, L.P. ("Recovery II"), T. Rowe Price Recovery Fund II Associates, LLC (the "General Partner"), T. Rowe Price Associates, Inc. (the "Manager"), and Hubert M. Stiles, Jr.("Stiles").

      Recovery II, the General Partner, the Manager, and Stiles are
sometimes   collectively  referred  to  herein  as  the  "Reporting
Persons."

      Altiva Financial Corporation, a Delaware corporation, is referred to herein as the "Issuer."

      Unless otherwise noted, the information contained in this Amendment No. 1 amends and restates the items below as previously disclosed in the Original 13D. Capitalized terms not defined in this Amendment No. 1 shall have their respective meanings as set forth in the Original 13D.

Item 3.        Source and Amount of Funds or Other Consideration.

     On June 29, 1998 Recovery II acquired 666,666 shares of the
Issuer's Common Stock for the total purchase price of $10,000,000.00. The working capital of Recovery II was the source of funds for this purchase.

     On June 29, 1999, Stiles received options to purchase 3,500 shares of the Issuer's Common Stock in partial compensation of services rendered as a director of the Issuer, of which options to purchase 1,166 shares of the Issuer's Common Stock are exercisable within 60 days of the date hereof.

     On August 31, 1999, Recovery II acquired a 2000 units of the
Issuer's 12% Convertible Notes Due 2006 for an aggregate purchase of $2,000,000. The working capital of Recovery II was the source of funds for this purchase.

     On August 31, 1999, Stiles received options to purchase 500 shares of the Issuer's Common Stock in partial compensation of services rendered as a director of the Issuer.

     On October 6, 1999, Stiles became entitled to receive 6,246 shares of the Issuer's Common Stock in satisfaction of directors fees payable to Stiles for services rendered during the period September 1, 1998 through August 31, 1999, all of which are exercisable within 60 days of the date hereof.

Item 5.        Interest in Securities of the Issuer.

     (a) Recovery II is the record owner of (i) 666,666 shares of the Common Stock of the Issuer (the "Recovery II Common Stock") and (ii) 2000 units of the Issuer's 12% Convertible Notes Due 2006 (the "Recovery II Convertible Notes"). The Recovery II Convertible Notes are convertible into 400,000 shares of the Issuer's Common Stock (the "Recovery II Note Shares"). The Recovery II Common Stock and the Note Shares are collectively referred to herein as the "Recovery II Shares".

     Stiles is the record owner of (i) 6,246 shares of the Issuer's Common Stock (the "Stiles Common Stock") and (ii) options to purchase 4,000 shares of the Issuer's Common Stock, of which options to purchase 1,666 shares of the Issuer's Common Stock are exercisable within 60 days of the date hereof (the "Stiles Options"). The Stiles Common Stock and the shares of the Issuer's Common Stock issuable upon the exercise of the Stile Options are collectively referred to herein as the "Stiles Shares".

     As the sole general partner of Recovery II, the General Partner may be deemed to own beneficially the Recovery II Shares. As the sole manager of the General Partner, the Manager may be deemed to own beneficially the Recovery II Shares. As the individual President of the Manager, Stiles may be deemed to own beneficially the Recovery II Shares and the Stiles Shares. The General Partner, the Manager and Hubert M. Stiles each disclaim beneficial ownership of the Recovery II Shares and the Stiles Shares, except with respect to its or his pecuniary interest therein, if any. Recovery II disclaims beneficial ownership of the Stiles Shares, except with respect to its pecuniary interest therein, if any.

     Recovery II, the General Partner and the Manager may each be deemed to own beneficially 24.3% of the Common Stock, which percentage is calculated based upon 3,995,347 shares of the Common Stock disclosed by the Issuer as outstanding as of December 13, 1999 pursuant to its Form 10-K filed with the .Securities and Exchange Commission on December 15, 1999. Stiles may be deemed to own beneficially 24.4% of the Common Stock, which percentage is calculated based upon 3,995,347 shares of the Common Stock disclosed by the Issuer as outstanding as of December 13, 1999 pursuant to its Form 10-K filed with the Securities and Exchange Commission on December 15, 1999.

     (b)  Number of Common Stock as to which each such person has

          (i)  Sole power to vote or direct the vote:

               0 shares for Recovery II, the General Partner and the Manager;
               7,912 shares for Stiles;

          (ii)      Shared power to vote or direct the vote:

               1,066,666 shares for each Reporting Person;

          (iii)     Sole power to dispose or to direct the
disposition:

               0 shares for Recovery II, the General Partner and the Manager;
               7,912 shares for Stiles;

          (iv) Shared power to dispose or to direct the disposition:

               1,066,666 shares for each Reporting Person.

     (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock beneficially owned by any of the Reporting Persons.

     (e)  Not applicable.

Item 6.           Contracts,    Arrangements,    Undertakings    or
          Relationships with Respect to Securities of the Issuer.

     Pursuant to the terms of a certain Common Stock Purchase Agreement dated June 24, 1998 (the "Purchase Agreement," attached hereto as Exhibit 7.2) by and between the Issuer and Recovery II, Recovery II purchased 6,666,666 shares of the Common Stock.

     Pursuant to the terms of the Registration Rights Agreement dated as of June 29, 1998 by and between the Issuer and Friedman, Billings, Ramsey & Co. on behalf of Recovery II (and certain other purchasers of the Issuer's capital stock) the "Registration Rights Agreement", attached hereto and filed as Exhibit 7.3, the Issuer has agreed to grant certain registration rights to the Recovery II (and certain other purchasers of the Issuer's capital stock).

     Pursuant to the terms of a certain participation agreement dated August 31, 1999 (the "Participation Agreement," attached hereto as
Exhibit 7.4) by and between Recovery II and Value Partners, Ltd., Recovery II purchased 2000 units of the Issuer's 12% Convertible Notes Due 2006.

     Pursuant to the terms of a certain election agreement dated October 6, 1999 (the "Stiles Start-Up Director Election," attached hereto as Exhibit 7.5), Stiles is entitled to receive 6,246 shares of the Issuer's Common Stock in satisfaction of directors fees payable to Stiles for services rendered during the period September 1, 1998 through August 31, 1999.


Item 7.   Material to be Filed as Exhibits.

           Exhibit 7.1 - Agreement regarding filing of joint Schedule
           13D.

           Exhibit 7.2 - Common Stock Purchase Agreement dated June 24, 1998 by and between the Issuer and Recovery II.
           (previously filed as Exhibit 7.2 to the Original 13D and incorporated by reference herein).

     Exhibit 7.3 - Execution Copy of the Registration Rights Agreement dated June 29, 1998 by and between the Issuer and Friedman, Billings, Ramsey & Co. on behalf of Recovery II (and certain other purchasers of the Issuer's capital stock) (filed as Exhibit 7.3 to the Original 13D and incorporated by reference herein).

     Exhibit 7.4 - Participation Agreement dated August 31, 1999 by and between Value Partners Ltd. and T. Rowe Price Recovery Fund II L.P.

     Exhibit 7.5 - Start-Up Director Election dated October 6, 1999.

     Exhibit 7.6 - Secured Convertible Note Purchase Agreement between the Issuer and Value Partners, Ltd., dated as of August
           31, 1999 (filed as Exhibit 3 to Amendment No. 1 to the
           Schedule 13D filed by Value Partners, Ltd. with the Securities and Exchange Commission on December 2, 1999 and incorporated by reference herein).

     Exhibit 7.7 - 12% Secured Convertible Note Due 2006 issued and sold by Issuer to Value Partners, Ltd. (filed as Exhibit 4 to Amendment No. 1 to the Schedule 13D filed by Value Partners, Ltd. with the Securities and Exchange Commission on December 2, 1999 and incorporated by reference herein).



                               SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  December 23, 1999


     T. ROWE PRICE RECOVERY FUND II, L.P.

     By:  T. Rowe Price Recovery Fund II Associates, L.L.C.,
          Its General Partner

     By:  T. Rowe Price Associates, Inc.,
          Its Manager

          By:  /s/ Hubert M. Stiles, Jr.
               Hubert M. Stiles, Jr.
               President


     T. ROWE PRICE RECOVERY FUND II ASSOCIATES, L.L.C.

     By:  T. Rowe Price Associates, Inc.,
          Its Manager

          By:  /s/ Hubert M. Stiles, Jr.
          Hubert M. Stiles
          President


     T. ROWE PRICE ASSOCIATES, INC.

          By:  /s/ Hubert M. Stiles, Jr.
          Hubert M. Stiles, Jr.
          Vice President


          /s/ Hubert M. Stiles, Jr.
          Hubert M. Stiles, Jr.
          Individually

                                                        EXHIBIT 7.1
                               AGREEMENT

     This agreement, dated as of February 16, 1999, is by and among
T. Rowe Price, Recovery Fund II, L.P., a Delaware limited partnership, T. Rowe Price Recovery Fund II Associates, L.L.C., a Delaware limited liability company, T. Rowe Price Associates, Inc., a Delaware corporation and Hubert M. Stiles, Jr., an individual.

      Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13D/A on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

     Executed and delivered as of the date first above written.

     T. ROWE PRICE RECOVERY FUND II, L.P.

     By:  T. Rowe Price Recovery Fund II Associates, L.L.C.,
          Its General Partner

     By:  T. Rowe Price Associates, Inc.,
          Its Manager

          By:  /s/ Hubert M. Stiles, Jr.
               Hubert M. Stiles, Jr.
               President

     T. ROWE PRICE RECOVERY FUND II ASSOCIATES, L.L.C.

     By:  T. Rowe Price Associates, Inc.,
          Its Manager

          By:  /s/ Hubert M. Stiles, Jr.
               Hubert M. Stiles, Jr.
          President

     T. ROWE PRICE ASSOCIATES, INC.

          By:  /s/ Lucy B. Robins
               Lucy B. Robins
               Vice President

          /s/Hubert M. Stiles, Jr.
          Hubert M. Stiles, Jr.
          Individually

                                                        EXHIBIT 7.4
                        PARTICIPATION AGREEMENT

     THIS PARTICIPATION AGREEMENT (this "Agreement') is made and entered into as of August 31, 1999, by and between Value Partners, LTD, a Texas limited partnership (the "Lead"), and T. Rowe Price
Recovery Fund 11, L.P., a Maryland limited partnership (the
"Participant").

                        Preliminary Statements


     Altiva Financial Corporation, a Delaware corporation (the
"Borrower") and the Lead have entered into a Secured Convertible Note Purchase Agreement of even date herewith (the "Note Purchase
Agreement") whereby the Lead has purchased from Borrower 12% Secured Convertible Notes due 2006 (the "Notes") in the aggregate principal amount of $7,000,000.

     Participant desires to purchase, and the Lead desires to sell, an undivided, participation interest in the Notes in the amount of $2,000,000.


                              Agreements

     NOW, THEREFORF,, for and in consideration of the premises and the mutual promises hereinafter set forth, the Lead and the Participant agree as follows-

     1. Terms which are not otherwise defined herein shall have the respective meanings ascribed to such terms in the Note Purchase
Agreement and/or the Notes.

     2. The Participant hereby agrees to purchase, and the Lead hereby agrees to sell, without recourse on or warranty by the Lead and upon the terms and conditions herein set forth, an undivided participation interest in the Notes in the amount of $2,000,000 or 28.57% of the aggregate outstanding principal amount as of the date hereof. Such percentage, as adjusted pursuant to the terms hereof, shall be the Participant's 'Percentage of participation." As of the date hereof, the Lead shall be deemed to have a 71.43% interest in the aggregate outstanding principal amount of the Notes, which percentage shall be adjusted to reflect any exercise of conversion or repurchase rights pursuant to the Notes (the "Lead Interest"). 'The Participant's Percentage of Participation in the Notes shall be evidenced by a Participation Certificate in the form of Exhibit A, attached hereto. In the event of any conflict between this Agreement and such certificate, the provisions of this Agreement shall control.

     3. The Lead shall allocate a portion of all principal and interest payments it receives on the Notes and in an amount equal to the Participant's Percentage of Participation multiplied by the amount of such payment and shall remit the same to the Participant, via wiring instructions provided by the Participant to the Lead, on the Business Day that such payment is received by the Lead, provided that if such payment is not received prior to 2:00 p.m. on a Business Day, such remittance shall be made by the Lead on the following Business Day. In addition, following application of such proceeds to the costs or fees incurred by the Lead incident to collection thereof, the Lead shall allocate and remit to the Participant its Percentage of Participation of any recoveries or liquidation proceeds obtained by the Lead incident to the liquidation of any Collateral, as defined in the Security Agreement, securing the Notes or other collection efforts undertaken by or on behalf of the Lead. Alternatively, at the request of Participant by notice to the Lead, the Lead shall request the Borrower to remit Participant's Percentage of Participation in payments of principal and interest on the Notes directly to the Participant. In the event the Participant requests that payments of its Percentage of Participation be made directly to Participant, then the Lead may assume that such Percentage of Participation payments are actually received by the Participant unless the Participant provides the Lead with notice to the contrary. The Lead's records and allocations of payments against the Participant's Percentage of Participation shall be controlling absent manifest error.

     4. The Participant acknowledges that copies of the Note Purchase Agreement and the Related Agreements have been provided to the Participant. The purchase by the Participant and the sale by the Lead of an interest in the Notes is not intended to be, and shall not be construed as, a loan by the Participant to the Lead or as an investment in any business enterprise.

     5. Without the prior written consent of the Participant, the Lead shall not:

     (a)  Renew or extend the Maturity Date of the Notes;

     (b) Consent to any release, substitution or exchange of any of the Collateral other than as permitted in the Security Agreement;

     (c) Consent to any release or substitution of the Borrower, or any guarantor, accommodation party or other obligor under the Note Purchase Agreement or any of the Related Agreements;

     (d) Decrease the stated rate of interest, the Redemption Price or the Repurchase Price, or reduce, defer or eliminate any payment obligations under the Notes;

     (e) Impair the right the convert the Notes into Common Stock in any material respect; or

     (f)  Increase the principal amount of the Notes.

     In the event the Lead requests in writing that Participant consent to any action which requires Participant's consent hereunder, Participant shall not unreasonably withhold such consent. If Participant fails to respond to Lead's request within two Business Days after such request is given to Participant, then Participant's consent shall be deemed to have been granted. If Participant is unwilling to consent to any amendment, modification, release, waiver or other action, the Lead shall have the right, but not the obligation, to repurchase, Participant's Percentage of Participation in the Notes and, in the event of such a repurchase, Participant shall thereafter have no further rights to participate in any funds received from Borrower pursuant to the Notes. In the event the Lead chooses to exercise its right to repurchase the Participant's Percentage of Participation in the Notes, the repurchase price therefore shall be the amount equal to the Percentage of participation multiplied by the unpaid principal amount outstanding on the Notes plus accrued interest. Nothing herein shall affect Participant's ability to convert its Percentage of Participation in the Notes or to have the Borrower repurchase some or all of its Percentage of Participation as described in paragraph 14, below.

     6. All funds received by the Lead under the Credit Agreement shall first be used to pay all expenses of the Lead as provided for in the Note Purchase Agreement or any of the Related Agreements, then paid to the Participant on a pro rata basis in accordance with Participants Percentage of Participation.

     7. Except as specifically provided for herein, all losses and expenses in connection with the Note Purchase Agreement and the Related Agreements shall be borne by the Participant on a pro rata basis in accordance with its Percentage of Participation.

     8. Upon the occurrence of an Event of Default under the Notes, the Lead shall give to the Participant prompt notice of such default (the "Borrower's Default"). The Lead shall reasonably attempt to consult- with the Participant before taking any action on account of said Borrower's Default. The Lead shall continue to provide Participant with copies of all modifications, amendments and revisions to the Notes, the Note Purchase Agreement and any of the Related Agreements, and copies of all legal proceedings commenced to enforce the rights of the Lead under the Notes, the Note Purchase Agreement and any of the Related Agreements.

     9. Should the Lead fail to perform any obligation imposed upon it under this Agreement, or should the Lead become insolvent, dissolve or terminate its existence, or should there be appointed for the Lead a receiver, conservator or trustee, or should there be any assignment of all or substantially all of the assets of the Lead (other than in its usual course of business), or should any bankruptcy or insolvency proceeding be taken by or against the Lead under federal or state law, then the Participant shall have the right to an accounting for all money and other property received by the Lead pursuant to the Notes or any of the other Related Agreements. In addition, upon the occurrence of any event referenced in the immediately preceding sentence, the Participant shall have the right but not the obligation, to repurchase the Lead Interest in the Notes and, in the event of such repurchase, the Lead shall thereafter have no other rights to participate in any funds received from Borrower pursuant to the Notes. In the event the Participant chooses to exercise its right to repurchase the Lead Interest in the Notes, the repurchase price therefore shall be the amount equal to the Lead Interest multiplied by the unpaid principal amount on the Notes plus accrued interest. Nothing herein shall affect the Lead's ability to exercise its conversion or repurchase rights pursuant to the terms of Articles VII and VIII, respectively, of the Notes. Notwithstanding anything to the contrary herein, the Participant's ability to exercise its repurchase rights hereunder shall bc subject to the Participant's ability to satisfy all requirements to be a pledgee in all of the collateral which is subject to the Security Agreement.

     10. The Lead shall provide to the Participant all available information concerning the Borrower contained in its files as may reasonably be requested by the Participant and as required by all applicable law. The Participant acknowledges that it has, independently and without reliance upon the Lead and based on the financial and other information supplied by the Borrower and such other documents and information as the Participant has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. The Participant also acknowledges that it will, independently and without reliance upon the Lead and based on such financial statements and such other documents and information as the Participant has deemed appropriate, perform and will continue to perform its own analysis of the credit quality of and documentation for the Notes, the Note Purchase Agreement and the Related Agreements and related information on the Borrowers during the term hereof.

     11. The Participant represents that it has acquired its interest in the Notes for its own account and not with a view toward the sale or further participation thereof.

     12. The Participant's interest in the Notes may not be assigned, participated, subdivided or transferred without the Leads prior written consent which shall not be unreasonably withheld. All notices hereunder need only be sent to Participant even if its interest is assigned or otherwise transferred.

     13. The Lead shall not be required to take any action hereunder or to prosecute or defend any suit in respect of this Agreement, the Note Purchase Agreement or any of the Related Agreements unless indemnified to the Lead's satisfaction by the Participant, on a pro rata basis consistent with its Percentage of Participation, against loss, cost, liability and expense. If any indemnity furnished to the Lead shall, in the Lead's reasonable opinion, become impaired, it may call for additional indemnity And cease to do the acts indemnified against until such additional indemnity is given. In addition, the Participant agrees to indemnify the Lead, on a pro rata basis consistent with its Percentage of Participation, (to the extent not reimbursed by the Borrower) from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Lead in any way relating to or arising out of this Agreement, the Note Purchase Agreement or any of the Related Agreements for any action taken or omitted by the Lead under this Agreement, the Note Purchase Agreement or any of the Related Agreements, excluding claims arising out of or resulting from the Lead's gross negligence, bad faith or willful misconduct. Without limitation of the foregoing, the Participant agrees to reimburse the Lead promptly upon demand for any reasonable and necessary out-of-pocket expenses, on a pro rata basis consistent with its Percentage of Participation (including reasonable counsel fees and expenses) incurred by the Lead in connection with the preparation, execution, administration or enforcement of, or legal advice in respect of rights or responsibilities under this Agreement, the Note Purchase Agreement or any of the Related Agreements, to the extent that the Lead is not reimbursed for such expenses by the Borrower. The provisions of this Section shall survive the termination of this Agreement and/or the payment or assignment of any interest in the Notes, the Note Purchase Agreement or any of the Related Agreements. Notwithstanding anything herein to the contrary, the Participant's indemnification obligations hereunder shall be limited to liabilities arising, or as a result of events occurring, during the time that Participant owns a Percentage of Participation in the Notes,

     14. The Participant shall be entitled to convert some or all of its Percentage of Participation in the Notes to shares of Common Stock in accordance with Article VII of the Notes and/or have some or all of the Participant's Percentage of Participation in the Notes repurchased in accordance with Article VIII of the Notes. The Lead agrees to provide promptly to the Participant a copy of all notices received by the Lead from the Borrower pursuant to the Notes, the Note Purchase Agreement and any Related Agreement. In the event the Participant wishes to exercise its conversion or repurchase privilege, it shall provide written notice to the Lead in the form of Exhibit B hereto.
As promptly as practicable upon receipt of such notice from Participant, the Lead shall take all necessary and appropriate action to exercise such conversion or repurchase, as the case may be, substantially in accordance with the terms of Article VII or Article VIII of the Notes and the Participant's notice hereunder. In the event of any conversion or repurchase, the Participant's Percentage of Participation shall be adjusted to reflect the Participant's ownership interest in the then outstanding aggregate principal amount of the Notes in a manner consistent with Section 2 hereof.

     15. Neither the Lead nor any of its officers, directors, employees, agents, shareholders or attorneys (hereinafter called "Associates") shall be liable for any mistakes or error of judgment or for any action taken or omitted to be taken by the Lead or any of them except for gross negligence, bad faith or willful misconduct. The Lead does not and shall not under any circumstances have any fiduciary relationship of any kind with the Participant under this Agreement or with respect to the Note Purchase Agreement, any of the Related Agreements or otherwise. Without limiting the generality of the foregoing, neither the Lead nor any Associate shall be liable for any action taken or omitted to be taken by it under this Agreement, the Note Purchase Agreement or any of the Related Agreements in good faith and reasonably believed by it to be within the discretion or power conferred upon it by this Agreement, the Note Purchase Agreement or any of the Related Agreements.

     16. Participant represents and warrants to the Lead that (i) Participant does not consider the acquisition of Participant's Percentage of Participation in the Notes to constitute the "purchase" or "We" of a "security" of, or issued by, the Lead within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or Rule l0b-5 promulgated thereunder, the Trust Indenture Act of 1939, the Securities Act of the State of Texas, any other applicable securities statute or law, or any rule or regulation under any of the foregoing; (ii) Participant has no expectation that it will derive profits from the efforts of the Lead or any third party in respect of the acquisition of the Participant's Percentage of Participation-, (iii) the purchase of Participant's Percentage of Participation merely constitutes a commercial transaction by the Participant with the Lead regarding the Participant's Percentage of Participation in the Notes and does not represent an "investment" (as that term is commonly understanding in the Lead; (iv) Participant is purchasing the Participant's Percentage of Participation for its own account in respect of a commercial transaction made in the ordinary course of its commercial business; (v) Participant is engaged in the business of entering into commercial transactions (including transactions of the nature contemplated herein), can bear the economic risk related to the purchase of the same, and has had access to all information described by it in making its decision whether or not to purchase the same; and (vi) Participant has the full and complete authority and ability to enter into and perform its obligations under this Agreement and has obtained any and all necessary consents for the same.

     17. Notices and other communications provided for herein shall be given in writing and either delivered by messenger against receipt therefor, mailed by registered or certified mail, return receipt requested and postage paid, or by facsimile transmission with confirmation, in each case addressed, if to the Lead to:

     Value Partners, LTD
     4514 Cole Avenue, Suite 808
     Dallas, Texas 75205
     Attention: Timothy G. Ewing
     Facsimile. (214) 522-2176
     Telephone: (214) 522-2100

     and if to the Participant, to:

     T. Rowe Price Recovery Fund II, L.P. 100 E. Pratt Street
     Baltimore, Maryland 21202
     Attention:     Hubert M. Stiles, Jr.
     Facsimile:     (410) 345-2304
     Telephone- (410) 345-6840

or to such other address as either party may direct in writing. All notices and other communications shall be deemed to have been effectively given upon receipted acceptance, if given via registered or certified U.S. mail, upon receipted delivery, if given via overnight delivery or messenger service, or upon facsimile confirmation of transmission if sent via facsimile.

     18. This Agreement may be executed in any number of counterparts. All of the separate counterparts of this Agreement shall constitute but one and the same instrument. This Agreement shall be binding upon the parties hereto and their respective successors and assigns.

     19. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas applicable to agreements made and entirely to be performed within such jurisdiction.

     20. Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought,

     21. Neither the execution of this Agreement, nor the sale of the participation interest in the Notes thereunder, nor any agreement to share in profits or losses arising as a result of this transaction is intended to be, nor shall it be construed to be, or to create, any partnership, joint venture or other joint enterprise between the Lead and the Participant.

     22. This Agreement shall remain in full force and effect until the final repayment in full of all of the Notes. As of the date hereof, the Notes are due as of June 30, 2006, unless earlier redeemed.



     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.


                              VALUE PARTNERS, LTD



                              By:  EWING & PARTNERS,
                                   General Partner

                              By:  /s/ Timothy G. Ewing
                                   Name:  Timothy G. Ewing
                                   Title:  Managing Partner

                              T. ROWE PRICE RECOVERY FUND II, L.P.


                              By:  /s/ Hubert M. Stiles, Jr.
                                   Name:  Hubert M. Stiles, Jr.
                                   Title:  President




                                                             EXHIBIT A
                     CERTIFICATE OF PARTICIPATION



To:       T. Rowe Price Recovery Fund II, L.P.

Attention:     Hubert M. Stiles, Jr.

Date:     August 31, 1999



This evidences your purchase and ownership as of the date hereof of a $2,000,000 (28.57%) participation interest in the principal amount outstanding from time to time and of the interest payable under the 12% Secured Convertible Notes due 2006 (the "Notes"), in the aggregate face amount of $7,000,000 payable to Value Partners, LTD ("Value Partners").

Your participation interest in the Notes is subject to the Participation Agreement (the "Participation Agreement') dated August 31, 1999 by and between you and Value Partners, LTD and which Notes are held by Value Partners on your behalf, without recourse to Value Partners except as provided for in the Participation Agreement.

Value Partners agrees to account promptly for all payments received by it in connection with the Notes and to distribute a portion of the same to you as provided in the Participation Agreement.

This Certificate is subject to and governed by the terms and provisions of the Participation Agreement. Transfer or conveyance of this Certificate should not be effected without reference to the Participation Agreement and is prohibited by the Participation
Agreement absent the express written consent of Value Partners, LTD.

WITNESS the due execution hereof as the date first above written.
                              VALUE PARTNERS, LTD


                              By:  EWING & PARTNERS,
                                   General Partner

                              By:
                                   Name:  Timothy G. Ewing
                                   Title:  Managing Partner

                                                             EXHIBIT B

                           CONVERSION NOTICE



To:  VALUE PARTNERS, LTD

     The undersigned owner (the "Participant") of a $2,000,000 (28.57%) participation interest in the 12% Secured Convertible Notes due 2006 (the "Notes") of Altiva Financial Corporation hereby irrevocably exercises the option to convert its Percentage of Participation (as defined in the Participation Agreement ("Participation Agreement"), dated August 31, 1999, by and between the undersigned and Value Partners, LTD (the "Lead") ) in the Notes, or the portion hereof (which is $ 1,000 or an integral multiple thereof) below designated, into shares of Common Stock of Altiva Financial Corporation in accordance with the terms of the Notes and the Participation Agreement, and directs that the shares issuable and deliverable upon such conversion, together with any check in payment for fractional shares, be registered in the Participant's name and shall be issued and delivered to the undersigned Participant unless a different name has been indicated below. In connection with the issuance of shares to the undersigned, the undersigned will set forth the appropriate information below and pay all transfer taxes payable with respect thereto.

Date:

                                   Signature (s)
   Fill in for registration of shares of Common Stock to be issued:



(Name)



(Street Address)



(City, State and Zip Code)

Please print name and address

Principal amount to be converted (if less than all): $_________


Social Security or Other Taxpayer Identification Number
                      OPTION TO ELECT REPURCHASE
                        UPON A REPURCHASE EVENT

To. VALUE PARTNERS, LTD

     The undersigned owner of a $2,000,000 (28.57%) participation interest in the 12% Secured Convertible Notes due 2006 (the "Notes") of Altiva Financial Corporation acknowledges that it has received a copy of a notice by Altiva Financial Corporation (the "Company") as to the occurrence of a Repurchase Event with respect to the Company and requests and instructs Value Partners, LTD to take all necessary and appropriate action on behalf of the undersigned in order to obtain repayment of the undersigned's entire Percentage of Participation in the Note, or the portion thereof (which is $ 1,000 or an integral multiple thereof) below designated, in accordance with the terms of the Note at the repurchase price, together with accrued interest to, but excluding, such date, to the undersigned.

Date:



                                        Signature (s)
     Principal amount to be repurchased (if less @ all):
$_________________


     Social Security or Other Taxpayer Identification Number




                                                        EXHIBIT 7.5

                                                START-UP ELECTION FORM
                                                              DIRECTOR

                     ALTIVA FINANCIAL CORPORATION

                1999 INCENTIVE STOCK PLAN (THE "PLAN-)

                    START-UP DIRECTOR ELECTION FORM



I, Herb Stiles, hereby elect that _____%1 of the compensation I receive for my service as a Director for the two fiscal quarters ending February 28, 1999, for the fiscal quarters ending May 31, 1999 and August 31, 1999, and for each future fiscal quarter be paid in whole shares of Stock until I revoke this election2 I understand that the value of any fractional share will be paid in cash to me.

This election is governed by the Plan, and all capitalized terms not otherwise defined in this election form shall have the same meaning in this election form as in the Plan, Please refer to the Plan for more information.

DIRECTOR'S SIGNATURE /s/ Hubert M. Stiles, Jr. :

DATE: October 6, 1999





_______________________________
1 This percentage cannot be less than 60% or more than 100%.
2 If you elect 100% for the two fiscal quarters ending February 28, 1999 and for the fiscal quarters ending May 31, 1999 and August 31, 1999, you will got 2,400 shares of Stock for the two fiscal quarters ending February 28, 1 999 based on a price per share of $6.25, 2,180 shares of Stock for the fiscal quarter ending May 31, 1999 based on a price per share of $3.44, and 1,666 shares of Stock for the fiscal quarter ending August 31, 1999 based on a price per share of $4.50.